February 14, 2025

Dylan Taylor
Chief Executive Officer
Voyager Technologies, Inc.
1225 17th Street, Suite 1100
Denver, Colorado 80202

       Re: Voyager Technologies, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 21, 2025
           CIK No. 0001788060
Dear Dylan Taylor:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 21, 2025 Market, Industry and Other Data, page 4

1. Please tell us whether you commissioned any of the third-party data included in your registration statement.
2. We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified the data. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in this registration statement.
3. Please ensure that the identities of the sources of industry statistics disclosed in the registration statement are clear. For example, we note the following:
 February 14, 2025
Page 2

             the disclosure on page 7 that "In 2023, governments worldwide invested approximately $59 billion in space defense and security activities,"
             the disclosure on page 7 that "the global space economy has expanded to exceed
           $508 billion in 2023, representing the value of all contracts in the industry, as well as non-contracted government activities. This growth trajectory is expected to accelerate with projections surpassing $820 billion by 2032," and the disclosure on page 15 that "Today, NASA and its international partners allocate approximately $6 billion annually to support ISS related operations and initiatives."
Prospectus Summary, page 5

4. Please provide the disclosure in the Prospectus Summary in a more balanced manner. For example, we note the disclosure on pages 6 and 19 that you have executed over 1,000 successful customer space missions but do not discuss any challenges or difficulties that you have faced. Please revise as appropriate.
5. We note that you include images on pages 6-15 and 102-111. We do not object to graphics that feature your products. However, it appears that some of the graphics include imbedded disclosure regarding your business and segments that would more appropriately be included in the textual disclosure outside of the images. Please revise the graphic presentations so that they do not obscure other prospectus disclosure or give undue prominence to selected portions of your business or operations. Refer to
      Securities Act Forms C&DI 101.02.
Our Company, page 5

6.    We note you present totals that combine GAAP Revenue and Starlab
Milestone cash
      proceeds on pages 11 and 107. It appears to us totaling these amounts essentially results in the presentation of a non-GAAP financial measure that substitutes individually tailored recognition and measurement methods. Please remove these totals or explain how you determined they comply with Question 100.04 of the SEC
      Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
7. Please revise to describe the Starlab joint venture arrangement in more detail, including a description of the material terms of the joint venture. In addition, please file any agreements related to the joint venture as exhibits to the prospectus.
8. We note your disclosure on page 7 that NASA awarded you a prime contract to develop Starlab, and your disclosure on page 10 that Nanoracks was awarded a Space
      Act Agreement as part of NASA's efforts to foster a commercial space station. Please file both agreements as exhibits and add disclosure describing the material terms of the prime contract and the Space Act Agreement. In addition, where you discuss certain program milestones of the Space Act Agreement, please expand your disclosure to describe such milestones and explain where you are in the development
      process.
9. Please revise to explain if Starlab is in competition with other entities to become the commercial space station replacement for the international space station. To the extent known or applicable, please describe how the replacement will be selected and
 February 14, 2025
Page 3

       disclose the number of other entities involved. In addition, please tell us what consideration you gave to expanding your disclosure in risk factors on page 37 relating to the risk that commercial and governmental customers may not choose to use Starlab or your services.
Implications of Being an Emerging Growth Company, page 23

10.    We note you qualify as an    emerging growth company    as defined in
the Jumpstart
       Our Business Startups Act of 2012, or the JOBS Act, and disclose on pages 24 and 68 that you have elected to avail yourselves of the provision of the JOBS Act that permit emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies;
       however, we also note you checked the box on the Cover Page of the filing that indicates you have elected not to use the extended transition period for complying with new or revised accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. Please revise and correct this inconsistency. Summary Consolidated Financial and Other Data, page 27

11. We note you define free cash flow as cash flow used in operating activities minus purchases of property and equipment and plus grant funding for property and equipment which differs from the typical calculation of this non-GAAP financial measure. In order to avoid potential confusion and comply with Question
102.07 of
       the SEC Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial
       Measures, please revise the title of the measure you present. This comment is also applicable to your presentation of this measure in MD&A.
Risk Factors, page 31

12. We note the disclosure on page F-4 of the amount of goodwill and intangibles compared to total assets as of December 31, 2023. Please include a risk factor to highlight the risks related to goodwill and intangible assets, such as writedowns.
If we cannot successfully establish, maintain, protect and enforce our intellectual property, page 52

13. We note the disclosure on page 53 that the company has "licensed, and may license in the future, intellectual property rights from third parties." Please expand the appropriate section to identify any material license agreements, discuss the material terms, and file the material agreements as exhibits.
Third parties may allege that we are infringing, page 54

14. Please expand the disclosure that "We have in the past, and may in the future, be subject to claims by third parties alleging that we have infringed, misappropriated or otherwise violated their intellectual property rights" to disclose, if material, the amount of the claims.
 February 14, 2025
Page 4
Risks related to Financial Accounting Matters
We have identified material weaknesses in our internal control over financial reporting, page
65

15. We note you identified material weaknesses in your internal control over financial reporting. Please disclose when you expect to complete your remediation efforts and any associated material costs you incurred or expect to incur related to these efforts.
Our amended and restated certificate of incorporation, page 73

16. We note your disclosure on pages 73 and 144 about the exclusive forum provision. Please revise the disclosure on pages 73 and 144 to state that there is
       uncertainty as to whether a court would enforce such provision. Also, if the provision applies to Securities Act claims, also state on that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures, page 86

17. It appears to us the current format of MD&A essentially results in non-GAAP financial measures being presented with greater prominence than the most directly comparable GAAP measures. Please ensure the format of MD&A fully complies with
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the SEC Staff's
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Critical Accounting Policies and Estimates, page 97

18. It appears to us your current disclosures reiterate accounting policies disclosed in the notes to your financial statements. Please revise your disclosures to more fully disclose and discuss the impact critical accounting policies and related estimates had on your financial statements, including the impact of changes in estimates, pursuant to
       Item 303(b)(3) of Regulation S-K. For example, we note for certain contracts you use the cost-to-cost method and revenue is recognized based on your efforts toward satisfying a performance obligation relative to the total expected efforts, which is measured using the proportion of costs incurred to date to the total cost estimate-at-
       completion (EAC). We also note these projections require you to make numerous assumptions and estimates to determine EAC, are updated on a periodic basis, and, when circumstances change and warrant a modification, are revised. In addition, we note when estimates of total costs to be incurred on a contract exceed total estimates of the transaction price, a provision for the entire loss is determined at the contract level and recorded in the period in which the loss is evident. Please revise your disclosures related to revenue recognition to disclose the gross amounts of favorable and unfavorable adjustments to contract estimates you recorded during each period
 February 14, 2025
Page 5

       presented and address the underlying reasons for significant adjustments. Please also revise your disclosures to quantify contract losses you recorded during each period and to disclose the estimated percentage to which loss contracts are completed and the time period when you expect loss contracts to be complete, to the extent material. It appears to us such disclosure would give more insight into the estimation process associated with your contracts and their impact on your financial statements.
Intellectual Property, page 118

19.    Please disclose the duration of the material patents.
Consolidated Financial Statements
16. Net Sales, page F-31

20. We note your disclosures of disaggregated net sales by customer and geographic location. It appears to us, to present disaggregated net sales into categories that depict how the timing and uncertainty of sales and cash flows are affected, you should also disclose net sales recognized over time and at a point in time or explain why such disclosures are not provided. Refer to ASC 606-10-50-5 and ASC
606-10-55-
       89 through 91.
17. Segment Reporting, page F-32

21. We note your disclosure here and under Concentration of Credit risks, on page F-10, that sales to the U.S. Government accounted for 69% of sales during the year ended
       December 31, 2023. In addition, you disclose on page 84, that as of December 31,
       2023, approximately 79.3% of the total dollar value of your backlog related to three customers and your top ten customers represent approximately 94.3% of the total dollar value of your backlog. To help investors better understand these disclosures, please clarify the relationships between your customer disclosures, which we assume are due to the fact that all entities within the U.S. Government are required to be treated as one customer in significant customer disclosures.
Exhibits

22. Please file as exhibits material contracts required by Item 601(b)(10) of Regulation S-
       K. For example, we note the following disclosures but the underlying agreements are not mentioned in the exhibit index:
           the disclosure on pages 12 and 108 that "Currently, we are contracted to provide
           the advanced solid-propulsion subsystem for Lockheed Martin   s NGI
contract
           with the U.S. Missile Defense Agency,"
           the disclosure on pages 12 and 109 about your "strategic partnership with
           Palantir,"
           the disclosure on pages 19 and 115 that "we are collaborating across three ISS missions to launch, operate, and validate custom camera technology being developed for their state-of-the-art MSG Sphere venues," and the disclosure on pages 130-132 about the employment agreements.
 February 14, 2025
Page 6
General

23. Please provide us supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

        Please contact Charles Eastman at 202-551-3794 or Anne McConnell at 202-551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Michael Benjamin